Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2008

Richard D. Peterson
Executive Vice President,
Chief Financial Officer and Treasurer
Medicis Pharmaceutical Corporation
7720 North Dobson Road
Scottsdale, AZ 85256-2740

Re: Medicis Pharmaceutical Corporation
        Form 10-K/A for the fiscal Year Ended December 31, 2007
        Filed November 10, 2008
        Definitive Proxy Statement on Schedule 14A
        Filed April 8, 2008
        Form 10-Q for the quarterly period ended September 30, 2008
        Filed November 10, 2008
        File Number: 001-14471

Dear Mr. Peterson:

        We have reviewed your filings and have the following comments. We have
limited our review to your financial statements and related disclosures and do not intend
to expand our review to other portions of your document. For comment five, we think
you should revise your documents in response to this comment. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
other comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 77

1. The sensitivity analyses around certain critical accounting estimates appear to depict hypothetical changes in estimates (e.g. a 10% change) and not reasonably likely changes. Please revise your sensitivity analyses for your critical accounting estimates to depict reasonably likely changes in these estimates. If the changes depicted are reasonably likely changes, please disclose this fact and state how you determined these changes, e.g. historical changes in the estimates, industry trends, etc.

Items Deducted From Gross Revenue, page 78

2. You state that currently you are unable to disclose your provision for sales returns by current sales and prior period sales. Please refer to your letter to us dated September 21, 2007 where in your response you expect to have a mechanism in place by December 31, 2007 to access supplemental inventory information at your major wholesalers that will further refine your estimation process. Please tell us and disclose when you will be able to determine this information given your inventory management agreements with the major wholesale pharmaceutical distributors and your new enterprise resource planning system. Please tell us and revise your disclosure to discuss how you are able to ensure that the wholesalers are properly managing the inventory channels and how your current sales return estimates are reasonable without knowing this information.

Use of Information from External Sources, page 82

3. You obtain information from external sources to estimate significant items deducted from your gross revenues. Please tell us and revise your disclosure to discuss any procedures you perform to validate the external information.

Definitive Proxy Statement on Schedule 14A filed April 8, 2008

Audit Matters, page 43

4. Please tell us how you determined that the non-audit services performed by Ernst & Young regarding the pre-implementation review of your new enterprise resource planning system did not impair the independence of them as your auditor. Tell us how the Audit Committee concluded that the results of these services will not be

subject to audit procedures during the audit of your financial statements. Refer to Section (c)(4)(ii) of Rule 2.01 of Regulation S-X.

Form 10-Q for the quarterly period ended September 30, 2008

<u>Item 4. Controls and Procedures, page 55</u>

5. It appears that you have not disclosed the conclusion of your Principal Executive Officer and Principal Financial Officer regarding the effectiveness of your disclosure controls and procedures as of end of the period covered by the report as required Item 307 of Regulation S-K. This comment also applies to your Forms 10-Q/A for the quarterly periods ended March 31, 2008 and June 30, 2008. Please revise your filings to provide this disclosure.

* * * *

As appropriate, please amend your filings in response to comment five and respond to it and the other comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant